Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Talis Biomedical Corporation (we, our or us) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.  The following summary does not purport to be complete and is based on the provisions of our amended and restated certificate of incorporation (Restated Certificate) and amended and restated bylaws (Restated Bylaws) and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the applicable provisions of our Restated Certificate, Restated Bylaws, and the Delaware General Corporation Law. Our Restated Certificate and Restated Bylaws have previously been filed as exhibits with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 170,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority, without stockholder approval, except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.

Common stock

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Series 1 convertible preferred stock

Voting

Except as otherwise expressly provided in our Restated Certificate or required by applicable law, or as described under the section below entitled “Series 1 convertible preferred stock—Protective provisions,” on any matter that is submitted to a vote of our stockholders, holders of our Series 1 convertible preferred stock are entitled to one vote per share. Holders of shares of our common stock and Series 1 convertible preferred stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. The Series 1 convertible preferred stock does not have cumulative voting rights.

Conversion

The Series 1 convertible preferred stock is convertible, at the election of the holder, into Series 2 convertible preferred stock on a one-for-one basis at any time following February 17, 2024. Shares of Series 1 convertible preferred stock automatically convert to common stock on a one-for-one basis upon any sale or transfer of such shares of Series 1 convertible preferred stock.

Dividends

The Series 1 convertible preferred stock has the right to receive dividends first or simultaneously with payment of dividends on common stock.

Liquidation preference

In the event of any liquidation or dissolution of the company, holders of the Series 1 convertible preferred stock are entitled to receive $0.0001 per share prior to the payment of any amount to any holders of our capital stock ranking junior to the Series 1 convertible preferred stock and thereafter shall participate pari passu with the holders of our common stock (on an as-if-converted-to-common-stock basis).

Protective provisions

Consent of the holders of a majority of the voting rights of the outstanding Series 1 convertible preferred stock is required for any amendment or change of the rights, preferences, privileges, or powers of, or the restrictions provided for the benefit of, the Series 1 convertible preferred stock.

Series 2 convertible preferred stock

Voting

The Series 2 convertible preferred stock has no voting rights except as required by law or as set forth in our Restated Certificate, or as described under the section below entitled “Series 2 convertible preferred stock—Protective provisions.”

Conversion

Conversion of the Series 2 convertible preferred stock is prohibited if the holder exceeds a specified threshold of voting security ownership. The Series 2 convertible preferred stock is convertible into common stock on a one-for-one basis, subject to adjustment for events such as stock splits, combinations and the like; provided that such holder shall not be entitled to convert the Series 2 convertible preferred in excess of that number of convertible preferred shares which upon giving effect or immediately prior to such conversion would cause (i) the aggregate number of shares of common stock beneficially owned by the holder, its affiliates and any persons who are members of a Section 13(d) “group” with such holder or its affiliates to exceed 4.99% (Maximum Percentage) of the total number of issued and outstanding shares of our common stock following such conversion, or (ii) the combined voting power of our securities beneficially owned by such holder and its affiliates and any other persons who are members of a Section 13(d) “group” with such holder or its affiliates to exceed the Maximum Percentage of the combined voting power of all of the securities of our then outstanding following such conversion. For purposes of this paragraph, beneficial ownership and whether a holder is a member of a Section 13(d) “group” shall be calculated and determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder (Exchange Act). The Maximum Percentage may be increased or decreased to any other percentage not in excess of 19.99% designated by such holder of Series 2 convertible preferred stock upon 61 days’ notice to us. Shares of Series 2 convertible preferred stock automatically convert to common stock on a one-for-one basis upon any sale or transfer of such shares of Series 2 convertible preferred stock.

Dividends

The Series 2 convertible preferred stock has the right to receive dividends first or simultaneously with payment of dividends on common stock.

Liquidation preference

In the event of any liquidation or dissolution of the company, holders of the Series 2 convertible preferred stock are entitled to receive $0.0001 per share prior to the payment of any amount to any holders of our capital stock ranking junior to the Series 2 convertible preferred stock and thereafter shall participate pari passu with the holders of our common stock (on an as-if-converted-to-common-stock basis).

Protective provisions

Consent of the holders of a majority of the voting rights of the outstanding Series 2 convertible preferred stock is required for any amendment or change of the rights, preferences, privileges, or powers of, or the restrictions provided for the benefit of, the Series 2 convertible preferred stock.

Anti-takeover effects of certain provisions

Delaware anti-takeover law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2)

employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Restated Certificate and Restated Bylaws

Provisions of our Restated Certificate and Restated Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Restated Certificate and Restated Bylaws:

•

permit our board of directors to issue any or all of the unissued and undesignated shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding capital stock;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

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provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

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provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our Restated Certificate and Restated Bylaws does not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (Securities Act), or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our Restated Certificate provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States is be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of the voting power of all of our then outstanding capital stock.

Nasdaq Global Market listing

Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “TLIS.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.